Exhibit 99.1
LJ International Inc. “Rules the Runway” at the June 2010 Hong Kong Jewellery & Gem Fair
ENZO and Lorenzo Lines Take Leading Role in Jewellery Parade
HONG KONG, July 26, 2010 — LJ International Inc. (LJI) (NasdaqGM: JADE) recently played a central role in the Hong Kong Jewellery & Gem Fair, which ran from June 24-27, 2010. In addition to vendor displays, the fair’s highlight attraction was a daily jewelry parade, where models wore pieces from a select group of premier sponsors, including LJI.
LJI’s recognition as a top-brand jeweler and premier provider enabled LJI to be the main feature during the parade. As such, LJI was the only exhibitor with the privilege of being the exclusive feature for half of the parade. LJI’s enhanced presence further reinforces the Company’s status as a leading global jewelry manufacturer, distributor, and retailer as well as the ability to offer luxurious pieces worthy of being the main feature in a high-fashion event.
For the parade, LJI chose styles and designs incorporating Paraiba tourmaline — rare, precious stones with turquoise and electric blue coloring. Other featured pieces were from LJI’s 2011 and 2012 collection, including diamonds, tourmalines, tanzanite, aquamarines and topazes — all set in contemporary designs. A video of the parade and models wearing pieces from LJI can be seen on the homepage of www.ljintl.com.
“We are pleased to have been able to ‘rule the runway’ at the latest Hong Kong Jewellery and Gem Fair,” stated LJI Chairman and CEO, Yu Chuan Yih. “Different from the June 2010 JCK Vegas Jewelry Show, brand building is our main objective for participating the June 2010 Hong Kong Jewellery & Gems Fair. Our prominence at this event has given us an ideal opportunity to further strengthen our retail brand, ENZO, especially to the Chinese market. Displaying at show and being the main feature in the daily parades generated great excitement around our new jewelry line. LJI’s presence under both the retail ENZO and the wholesale Lorenzo banners is the crucial Chinese marketplace by showing the breadth and depth of our business. We look forward to continuing our future participation at global trade shows and showcasing more of our future collections.”
About LJ International Inc.
LJ International Inc. (LJI) (NasdaqGM: JADE) is engaged in the designing, branding, marketing and distribution of its full range of jewelry. It has built its global business on a vertical integration strategy, and an unwavering commitment to quality and service. Through its China-based ENZO retail chain stores, LJI is now a major presence in China’s fast-growing retail jewelry market. As a wholesaler, it distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. Its product lines incorporate all major categories, including earrings, necklaces, pendants, rings and bracelets. For more information on the Company, visit the Company’s website at www.ljintl.com.
Cautionary Note Regarding Forward-Looking Statements: This press release may contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects” and similar references to future periods. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. We caution you therefore against relying on any of these forward-looking statements. Factors that could cause actual results to differ materially from such statements, as well as additional risk factors, are detailed in the Company’s most recent filings with the Securities and Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking information contained in this press release or with respect to the announcements described herein, except as may be required by law.

Contacts
Corporate:	Investor Relations:
Mr. Ringo Ng	Ms. Jennifer K. Zimmons/ Richard Cooper
Chief Financial Officer	Managing Director/Chairman
LJ International Inc.	Strategic Growth International, Inc.
Tel: 011-852-2170-0018	Tel: 212-838-1444
ringong@ljintl.com	jzimmons@sgi-ir.com/ rcooper@sgi-ir.com
www.ljintl.com	www.sgi-ir.com